Mail Stop 3561

June 15, 2007

Mr. John E. Carroll, Jr.
Chief Executive Officer
FreightCar America, Inc.
Two North Riverside Plaza
Suite 1250
Chicago, Illinois 60606

      Re: **FreightCar America, Inc.**
               Form 10-K for the year ended December 31, 2006
               Filed March 13, 2006
               File No. 0-51237

Dear Mr. Carroll:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief